Exhibit 99.3

ParaZero Announces First Half of 2025 Financial Results

Sales increased by approximately 27% compared to the same period in 2024

Kfar Saba, Israel, Aug. 28, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, reported today its financial results for the six months ended June 30, 2025.

Key Highlights of ParaZero’s Achievements in the First Half of 2025 & Recent Updates:

Financial and Corporate Updates:

●	Sales increased by 26.6% to $357,979 for the six months ended June 30, 2025.

●	ParaZero raised approximately $3.1 million and $2.2 million in gross proceeds from registered direct offerings in February 2025 and August 2025, respectively

●	Appointed Ariel Alon, a senior UAV executive, as company’s CEO.

Counter-Drone Systems:

●	ParaZero bolstered its counter-drone technology with approval from the Israeli Defense Export Controls Agency (DECA) under the Israeli Ministry of Defense approval to market DefendAir globally, targeting a high-growth market.

●	Showcased DefendAir Hand-Held Net Launcher in two field tests with a select group of Israeli security and defense professionals, each demonstrating a 100% interception success rate, effectively neutralizing every fast-incoming multirotor drone threat in real-time scenarios.

●	Conducted several field trials of updated configurations to provide solutions to different evolving drone threat scenarios, at the discretion of defense entities, which further strengthened its market position. The company quickly reshaped its strategy, technology, and IP assets to address one of the world’s biggest commercial, homeland security, and defense challenges: the threats posed by drones.

Airdrop Systems:

●	Enhanced its portfolio with successful DropAir precise airdrop system tests for critical supply delivery. Integrated with military and several commercial drones, DropAir enabled rapid autonomous and accurate supply through drones in the most challenging terrains in general, and the supplement of blood transfusions in combat specifically, as shown in a defense demo.

●	Progressed to Phase II with the Israeli Ministry of Defense, focusing on delivering pilot systems for implementation and additional operational testing in various scenarios.

●	Secured global marketing approvals from DECA under the Israeli Ministry of Defense for collaborations with Heven Drones and Stedicopter after full integration with their platforms.

Ariel Alon, CEO of ParaZero, commented: “As the newly appointed CEO of ParaZero Technologies, I am thrilled to lead a company with such immense potential in the rapidly growing counter-drone and defense markets. We believe that our recent successes, including securing approvals from DECA under the Israeli Ministry of Defense for the global marketing of our DefendAir counter-UAS system and achieving a 100% interception rate in live field demonstrations, position us well at the forefront of a market projected to grow from USD 3.10 billion in 2025 to USD 12.24 billion by 2032, with a CAGR of 21.62%. Our advancements in precision airdrop systems like DropAir, coupled with our strategic partnerships, demonstrate our capability to deliver cutting-edge solutions. I see tremendous potential opportunities to drive innovation and capture market share in this dynamic, high-growth sector.”

First Half 2025 Financial Highlights:

●	Sales totaled to $357,979 for the six months ended June 30, 2025, compared to $282,693 for the six months ended June 30, 2024. This increase was mainly attributed to the company shifting towards sales of newly developed products, mainly in the defense sector, and original equipment manufacturer integrations that contributed to a higher volume of sales rather than to the aftermarket segment.

●	Cost of sales amounted to $431,888 for the six months ended June 30, 2025, compared to $209,529 for the six months ended June 30, 2024. The increase was mainly due to the increase in the volume of sales and product mix during the six months ended June 30, 2025, an inventory write-off and higher overhead costs and personnel related to the new lease for our corporate offices and headquarters.

●	Research and development expenses for the six months ended June 30, 2025, amounted to $1,155,436, compared to $662,440 for the six months ended June 30, 2024. The increase resulted mainly from labor costs due to the increased number of employees and contractors’ costs.

●	Selling and marketing expenses totaled $752,420 for the six months ended June 30, 2025, compared to $516,401 for the six months ended June 30, 2024. The increase resulted mainly from labor costs and marketing services, accompanied by an increase in travel and conferences participation costs.

●	General and administrative expenses totaled $1,670,513 for the six months ended June 30, 2025, compared to $1,122,759 for the six months ended June 30, 2024. The increase resulted mainly from non-cash expenses related to grants pursuant to our equity incentive plan and certain filing services.

●	Comprehensive and net loss amounted to $2,295,955 for the six months ended June 30, 2025, compared to a net loss of $2,026,094 for the six months ended June 30, 2024. The increase was the result of changes in fair value of derivative warrant liabilities, along with an increase in expenses related to grants pursuant to our equity incentive plan along with an increase of operating expenses, as described above.

●	Net loss per share for the six months of 2025 was $0.14 compared to net loss per share of $0.19 for the six months ended June 30, 2024.

●	As of June 30, 2025, the Company’s cash, cash equivalents and short-term deposits were $4.86 million and approximately $6.2 million as of August 27, 2025.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses the potential of the company, the rapidly growing counter-drone and defense markets, it belief that its recent successes position it to be at the forefront of the growth in the global anti-drone market and its potential opportunities to drive innovation and capture market share. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd.

BALANCE SHEET

(U.S. dollars in thousands, except share data and per share data)

		June 30,	December 31,
	Note	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		2,365,582	4,178,866
Short term deposits		2,500,000	—
Trade receivables		36,675	114,564
Other current assets	3	550,044	421,919
Inventories		340,461	394,193

TOTAL CURRENT ASSETS		5,792,762	5,109,542

NON-CURRENT ASSETS:
Restricted deposit	4	76,364	68,001
Prepaid expenses		15,728	33,333
Operating lease right-of-use asset	5	332,449	418,790
Property and equipment, net		114,962	107,906
TOTAL NON-CURRENT ASSETS		539,503	628,030

TOTAL ASSETS		6,332,265	5,737,572

LIABILITIES AND SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

		June 30,	December 31,
	Note	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		182,322	184,247
Operating lease liabilities	5	218,985	202,563
Other current liabilities	6	835,830	933,995

TOTAL CURRENT LIABILITIES		1,237,137	1,320,805

NON-CURRENT LIABILITIES:

Operating lease liabilities, net of current portion	5	141,169	216,917
Derivative warrant liabilities	7	1,424,033	4,511,491

TOTAL NON-CURRENT LIABILITIES		1,565,202	4,728,408

COMMITMENTS AND CONTINGENCIES	9

SHAREHOLDERS’ DEFICIT	8
Ordinary shares, NIS 0.02 par value: Authorized 200,000,000 as of June 30, 2025 and December 31, 2024; Issued and outstanding 17,063,630 and 12,817,092 shares as of June 30, 2025 and as of December 31, 2024, respectively		95,782	72,061
Additional paid-in capital		35,207,386	29,093,585
Accumulated losses		(31,773,242)	(29,477,287)

TOTAL SHAREHOLDERS’ EQUITY		3,529,926	(311,641)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		6,332,265	5,737,572

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

	Six months ended June 30,	Six months ended June 30,
	2025	2024
	U.S. dollars

Sales	357,979	282,693
Cost of Sales	431,888	209,529

GROSS PROFIT (LOSS)	(73,909)	73,164

Research and development expenses	1,155,436	662,440
Selling and marketing expenses	752,420	516,401
General and administrative expenses	1,670,513	1,122,759

OPERATING LOSS	(3,652,278)	(2,228,436)
Change in fair value of derivative warrant liabilities	1,253,042	67,227
Other finance income, net	103,281	135,115

NET LOSS AND COMPREHENSIVE LOSS	(2,295,955)	(2,026,094)

Net loss per ordinary share, basic and diluted	(0.14)	(0.19)
Weighted average number of ordinary shares outstanding, basic and diluted	16,018,334	10,940,958

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars in thousands, except share data and per share data)

	Ordinary shares		Additional
	Number		paid-in	Accumulated
	of shares	Amount	capital	losses	Total

BALANCE AS OF DECEMBER 31, 2023	10,073,956	56,227	24,471,888	(18,423,057)	6,105,058
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2024:
Stock based compensation	-	-	26,434	-	26,434
Exercise of pre-funded warrants and consultant warrants (Note 8B and 8E)	1,088,590	5,792	(5,792)	-	-
Comprehensive loss	-	-	-	(2,026,094)	(2,026,094)

BALANCE AS OF JUNE 30, 2024	11,162,546	62,019	24,492,530	(20,449,151)	4,105,398

BALANCE AS OF DECEMBER 31, 2024	12,817,092	72,061	29,093,585	(29,477,287)	(311,641)
CHANGES DURING SIX MONTHS ENDED JUNE 30, 2025:
Issuance of ordinary shares and pre-funded warrants, net of issuance costs (Note 8D)	2,818,182	15,762	2,516,733		2,532,495
Stock based compensation			511,818		511,818
Issuance of ordinary shares from vested restricted share units	283,999	1,611	(1,611)		-
Exercise of series A warrants (Note 8B)	1,144,357	6,348	3,086,861		3,093,209
Comprehensive loss				(2,295,955)	(2,295,955)

BALANCE AS OF JUNE 30, 2025	17,063,630	95,782	35,207,386	(31,773,242)	3,529,926

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Six months ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,295,955)	(2,026,094)

Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation	13,762	10,448
Stock based compensation	511,818	26,434
Inventory write-down	81,677	—
Changes in fair value of derivative liabilities	(1,253,042)	(67,227)
Loss from exchange differences on cash and cash equivalents	5,640	2,850
Finance (expenses) income	27,015	(14,104)
Changes in operating assets and liabilities:
Trade receivables, net	77,889	(89,622)
Other current assets	(128,125)	(34,221)
Prepaid expenses	17,605	—
Inventories	(27,945)	(113,261)
Operating lease right-of use asset	86,341	53,863
Trade payables	(1,925)	134,346
Operating lease liabilities	(86,341)	(53,279)
Other current liabilities	(98,165)	166,386

Net cash used in operating activities	(3,069,751)	(2,003,481)

CASH FLOWS FROM INVESTING ACTIVITIES:

Investment in short term deposits	(2,500,000)	—
Change in restricted deposit	(8,363)	(68,603)
Purchase of property and equipment	(20,818)	(64,366)
Net cash used in investing activities	(2,529,181)	(132,969)
CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from exercise of series A warrants (Note 8B)	1,258,793	—
Issuance of ordinary shares and prefunded warrants, net of issuance costs (Note 8D)	2,532,495	—
Net cash from financing activities	3,791,288	—

Effect of exchange rate changes on cash, cash equivalents	(5,640)	(2,850)
Net decrease in cash and cash equivalents	(1,813,284)	(2,139,300)
Cash and cash equivalents at beginning of period	4,178,866	7,428,405
Cash and cash equivalents at end of period	2,365,582	5,289,105